CUSIP No. 87612M108                                      Page 1 of 52 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                       Targeted Genetics Corporation
___________________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
___________________________________________________________________________
                      (Title of Class of Securities)



                                 87612M108
___________________________________________________________________________
                              (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                    Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London EC4N 8NR England            New York, New York  10111
Tel. 011-171-280-5000              Tel. (212) 841-5700
___________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 17, 1998
___________________________________________________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 87612M108                                      Page 2 of 52 Pages
___________________________________________________________________________
    1)   Name of Reporting PersonInternational
        S.S. or I.R.S. IdentificationBiotechnology
          No. of Above PersonTrust plc
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                          WC
___________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom
___________________________________________________________________________
Number of                7)   Sole Voting    4,450,000 shares of
Shares Beneficially           Power          Common Stock,
Owned by                                     including 1,000,000
Reporting Person                             issuable upon
                                             exercise of
     Warrants
     __________________________________________________
                         8)   Shared Voting
                              Power               -0-
     __________________________________________________
                         9)   Sole Disposi-  4,450,000 shares of
                              tive Power     Common Stock,
                                             including 1,000,000
                                             issuable upon
                                             exercise of
     Warrants
     __________________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
     __________________________________________________

CUSIP No. 87612M108                                      Page 3 of 52 Pages

11)  Aggregate Amount Beneficially           4,450,000 shares of
     Owned by Each Reporting Person          Common Stock,
                                             including 1,000,000
                                             issuable upon
                                             exercise of
     Warrants
___________________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                          14.9%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
            PersonCO

CUSIP No. 87612M108                                      Page 4 of 52 Pages

                      Amendment No. 2 to Schedule 13D
       _______________________________

     Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 1995 and Amendment No. 1 thereto filed on July 16, 1996 (as so amended, the "Schedule 13D).

     The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
     _________________________________________________

     Item 3 is hereby amended by adding the following thereto:

     This statement relates to the acquisition by IBT of 2,000,000 shares of Common Stock (the "1998 Shares") and a Warrant to Purchase 1,000,000 shares of Common Stock (the "1998 Warrant") in a private placement by the Issuer (the "1998 Private Placement"), pursuant to a Common Stock and Warrant Purchase Agreement dated as of April 17, 1998 by and among the Issuer and the investors listed therein, including IBT (the "April 1998 Purchase Agreement"). The April 1998 Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The purchase price of the 1998 Shares was $1.50 per share, and the 1998 Warrant was issued in conjunction therewith at no additional cost. The 1998 Warrant is immediately exercisable, at an exercise price of $2.00 per share, and expires on April 17, 2003. The Form of the 1998 Warrant is attached hereto as Exhibit B to the April 1998 Purchase Agreement, and any description thereof is qualified in its entirety by reference thereto. The source of funds for such acquisition was IBT's working capital, or funds available for investment.

 Item 4.Purpose of Transaction.
     ______________________

     Item 4 is hereby amended by adding the following thereto:

     IBT acquired the 1998 Shares and the 1998 Warrant for investment purposes.

Item 5.   Interest in Securities of the Issuer.
     ____________________________________

     Item 5 is hereby amended and restated to read in its entirety as follows:

CUSIP No. 87612M108                                      Page 5 of 52 Pages

          (a) Based on a total of 28,883,381 shares of Common Stock outstanding after the completion of the 1998 Private Placement, and giving effect to the exercise of 1,000,000 presently exercisable Warrants, IBT owns 4,450,000 shares of Common Stock, or approximately 14.9% of the Common Stock outstanding.

          (b) IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned IBT.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
     _______________________________________

     Item 6 is hereby amended by adding the following thereto:

     As provided by the April 1998 Purchase Agreement, IBT entered into an Investor Rights Agreement dated as of April 17, 1998 (the "Investor Rights Agreement"), pursuant to which the Issuer has agreed to, on or before fifteen days after the closing date under the April 1998 Purchase Agreement, file a shelf registration statement on Form S-3 with the Securities and Exchange Commission with respect to the 1998 Shares and the shares of Common Stock underlying the 1998 Warrant, and to provide other registration rights as described therein. The Investor Rights Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

     As also provided by the April 1998 Purchase Agreement, IBT has executed a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which IBT has agreed that it will not, without the prior written consent of GeneChem Technologies Venture Fund L.P., another investor under the April 1998 Purchase Agreement, in any way transfer or dispose of any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) for a period of 180 days after the closing date of its purchase of the 1998 Shares and the 1998 Warrant, except pursuant to the Registration Statement. The Form of the Lock-Up Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 87612M108                                      Page 6 of 52 Pages

Item 7.   Material to be Filed as Exhibits.
     ________________________________

          Exhibit A -- April 1998 Purchase Agreement (Appears at Page 8)

     Exhibit B -- Investor Rights Agreement (Appears at Page 35)

     Exhibit C -- Form of Lock-Up Agreement (Appears at Page 51)

CUSIP No. 87612M108                                      Page 7 of 52 Pages

                                 Signature
                                 _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1998


                                   INTERNATIONAL BIOTECHNOLOGY
     TRUST PLC



                                   By: /s/ Jeremy L. Curnock Cook
         __________________________
        Director

CUSIP No. 87612M108                                      Page 8 of 52 Pages

                                                                  EXHIBIT A
                                                                  _________

                COMMON STOCK AND WARRANT PURCHASE AGREEMENT

     COMMON STOCK AND WARRANT PURCHASE AGREEMENT, dated as of April 17, 1998, by and among TARGETED GENETICS CORPORATION, a Washington corporation (the "Company"), and the investors listed on Exhibit A hereto (the "Investors").

                                  RECITAL

     The Investors desire to purchase from the Company, and the Company desires to sell to the Investors, shares of the Company's common stock, par value $.01 per share (the "Common Stock"), and warrants to purchase shares of Common Stock at an exercise price of $2.00 per share (subject to adjustment) for a period through and including April 17, 2003 (the "Warrants"), upon the terms and subject to the conditions set forth herein.

                                 AGREEMENT

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto agree as follows:

   1.PURCHASE AND SALE OF STOCK AND ISSUANCE OF WARRANTS

      1.1PURCHASE AND SALE

     Upon the terms and subject to the conditions of this Agreement, the Company shall sell and issue to each Investor, and each Investor shall purchase from the Company, the number of shares of Common Stock set forth opposite such Investor's name on Exhibit A hereto (the "Shares"). Each Investor shall also receive, at no additional cost, a Warrant or Warrants to purchase the number of shares of Common Stock set forth opposite such Investor's name on Exhibit A hereto (the "Warrant Shares" and, together with the Shares and the Warrants, the "Securities").

      1.2PURCHASE PRICE

     The purchase price for the Shares to be purchased by the Investors shall be $1.50 per Share.

CUSIP No. 87612M108                                      Page 9 of 52 Pages

   2.CLOSING

      2.1CLOSING DATE

     The closing of the sale and purchase of the Shares and Warrants shall be held at 7:00 a.m., Seattle time, on April 17, 1998, or such other time as may be agreed to by the parties hereto (the "Closing Date").

      2.2DELIVERY OF STOCK AND WARRANTS

     At the Closing, subject to the terms and conditions hereof, the Company shall deliver to each Investor (a) a certificate representing the Shares to be purchased by such Investor from the Company and (b) a Common Stock Purchase Warrant, in the form attached hereto as Exhibit B, representing the Warrants to be issued to such Investor by the Company, each of which shall be dated the Closing Date and duly registered in the name of such Investor, against payment of the aggregate purchase price therefor by wire transfer.

   3.REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each Investor that, except as set forth on a Schedule of Exceptions attached hereto as Exhibit C:

      3.1ORGANIZATION AND QUALIFICATION

     The Company is a corporation organized and validly existing under the laws of the state of Washington and has all requisite corporate power and authority to own its properties and carry on its business as currently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on its financial condition, results of operations, business or properties (a "Material Adverse Effect").

      3.2CAPITALIZATION

     As of the date of this Agreement, the authorized capital stock of the Company consists of (a) 6,000,000 shares of preferred stock, par value $.01 per share, no shares of which are outstanding but 400,000 shares of which are designated as Series A Participating Cumulative Preferred Stock, issuable upon exercise of certain preferred stock purchase rights associated with the Common Stock, and (b) 40,000,000 shares of Common

CUSIP No. 87612M108                                     Page 10 of 52 Pages

Stock, 20,216,714 shares of which were issued and outstanding as of March 31, 1997, 137,016 shares of which were subject to warrants outstanding as of March 31, 1997 and 2,156,100 shares of which were reserved, as of March 31, 1997, for issuance upon the exercise of stock options granted or to be granted under the Company's 1992 Restated Stock Option Plan (the "1992 Plan") or the Company's Stock Option Plan for Nonemployee Directors (the "NED Plan"). Except as set forth in this
Section 3.2 and as contemplated by this Agreement, and except for options granted under the 1992 Plan or the NED Plan since March 31, 1997, there are no outstanding options, warrants, conversion privileges, preemptive rights, or other rights or agreements to purchase or otherwise acquire or issue any equity securities of the Company. The Company has no obligation to repurchase or redeem any outstanding securities.

      3.3AUTHORIZATION, DUE EXECUTION AND VALIDITY

     The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant and the transactions contemplated herein, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Shares and the Warrants being sold hereunder, and the Warrant Shares to be issued upon exercise of the Warrants, have been taken or will be taken prior to the Closing. This Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant have been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as (a) such enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (b) the availability of equitable remedies may be limited by equitable principles of general applicability.

      3.4VALID ISSUANCE OF STOCK AND WARRANTS

     The Shares and the Warrants, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of any liens or encumbrances created by the Company, and will be issued in compliance with all applicable state and federal securities laws. The Warrant Shares, when issued, sold and delivered in accordance with the terms of the Warrants for the consideration expressed therein, will be duly and validly issued, fully paid and nonassessable and free of any liens or

CUSIP No. 87612M108                                     Page 11 of 52 Pages

encumbrances created by the Company, and will be issued in compliance with all applicable state and federal securities laws. The outstanding shares of Common Stock are all duly and validly authorized and issued, fully paid and nonassessable and were issued in compliance with all applicable state and federal securities laws.

      3.5GOVERNMENTAL CONSENTS

     No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal or state governmental authority or entity on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant (including, without limitation, the issuance of the Securities), except for applicable notice filings as are necessary to secure an exemption from qualification or registration of the offer and sale of the Securities under all applicable United States federal or state securities laws.

      3.6LITIGATION

     There is no action, suit, claim, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that relates to or challenges the legality, validity or enforceability of this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant or the Securities or that could either individually or in the aggregate have a Material Adverse Effect. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or other governmental authority or entity that could have, individually and in the aggregate, a Material Adverse Effect.

      3.7COMPLIANCE WITH OTHER INSTRUMENTS

     The Company is not in violation of any provision of its Restated Articles of Incorporation or its Amended and Restated Bylaws or in violation or default of any provision of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, which violation or default would adversely affect the legality, validity, or enforceability of this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant or have, individually and in the aggregate, a Material Adverse Effect. The execution, delivery and performance of this Agreement, the Investor Rights Agreement and the Common Stock Purchase Warrant and the consummation of the transactions contemplated hereby will not require any consent under or be in conflict with or constitute, with or

CUSIP No. 87612M108                                     Page 12 of 52 Pages

without the passage of time or the giving of notice or both, either a violation or default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any of the Company's assets.

      3.8SEC REPORTS; FINANCIAL STATEMENTS

     The Company has furnished the Investors with true and complete copies of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission (the "SEC") since December 31, 1997 (the "SEC Documents"), which are all the documents that the Company has been required to file with the SEC during such period and each of which has been timely filed. As of their respective dates, the SEC Documents complied with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable, and the rules and regulations of the SEC thereunder, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of unaudited financial statements, to normal recurring audit adjustments) the financial position of the Company and its consolidated subsidiaries at the dates thereof and the results of their operations and changes in financial position for the periods then ended.

      3.9COMPLIANCE WITH LAWS

     The Company has complied, and is in compliance with, all federal, state, county, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to the operation of its business or to the real property or personal property that it owns or leases (including, without limitation, all such laws, rules, ordinances, decrees and orders relating to federal food and drug administration, antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, health, occupational safety, pension, securities and trading-with-the-enemy matters), the failure to comply with which would, individually or in the aggregate, have a Material Adverse Effect. The Company has not received any notification of any asserted present or past unremedied failure by the

CUSIP No. 87612M108                                     Page 13 of 53 Pages

Company to comply with any of such laws, rules, regulations, ordinances, decrees or orders.

      3.10PRIVATE OFFERING

     During the six months preceding the date of this Agreement, neither the Company nor any person acting on its behalf has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of any security (as defined in the Securities Act) that is or may be integrated with the sale of the Shares and the Warrants in a manner that would require the registration of the Shares or the Warrants under the Securities Act. Neither the Company nor any person acting on its behalf has offered or sold or will offer or sell any Shares or Warrants by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. Assuming the accuracy of the Investors' representations in Section 4 hereof, the offering and sale of the Shares and the Warrants will satisfy the requirements of Rule 506 under the Securities Act.

      3.11CHANGES

     Since December 31, 1997 there has not been:

      (a)any damage, destruction or loss (whether or not covered by insurance) which has had or is expected to have a Material Adverse Effect;

      (b)any material change in the accounting methods or practices followed by the Company;

      (c)any material debt obligation or liability (whether absolute or contingent) incurred by the Company (whether or not presently outstanding) except (i) current liabilities incurred, and obligations under agreements entered into, in the ordinary course of business and (ii) obligations or liabilities entered into or incurred in connection with the execution of this Agreement;

      (d)any sale, lease, abandonment or other disposition by the Company of any real property or, other than in the ordinary course of business, of any equipment or other operating properties or, other than in the ordinary course of business, any sale, assignment, transfer, license or other disposition by the Company of any intellectual property or other intangible asset; or

      (e)any other event or occurrence that has had or is expected to have a Material Adverse Effect.

CUSIP No. 87612M108                                     Page 14 of 54 Pages

      3.12CERTAIN FEES

     No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the sale of the Shares and the Warrants to the Investors.

      3.13MATERIAL CONTRACTS

     The exhibit list to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K") contains a true and complete list of all Material Contracts (as defined below) to which the Company is a party or by which it or its assets may be bound. The Company is, and, to the best of the Company's knowledge, all other parties to such Material Contracts (other than the Company) are, in compliance in all material respects with their obligations thereunder. "Material Contracts" means the agreements, obligations and undertakings which are material to the business or operations of the Company. Without limiting the generality of the foregoing, any agreement, obligation or undertaking will be deemed to be a Material Contract if a breach thereof or default thereunder would have a Material Adverse Effect.

      3.14TITLE TO PROPERTIES AND ASSETS, LIENS, ETC.

     Other than as disclosed in the SEC Documents, the Company has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance, or charge, other than (i) those resulting from taxes which have not yet become delinquent, (ii) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or have a Material Adverse Effect on the Company, and (iii) those that have otherwise arisen in the ordinary course of business.

      3.15PATENTS AND TRADEMARKS

     To the best of the Company's knowledge, the Company has sufficient title and ownership of or rights to use such trade names, copyrights, trade secrets, information, patents, trademarks, service marks, rights and processes (including all applications therefor) as are necessary for its business as now conducted and as proposed to be conducted, without any conflict with or infringement of the rights of others. Except as set forth in the exhibit list to the Company's 1997 Form 10-K, there are no material options, licenses, or agreements of any kind relating to the foregoing, nor is the Company bound by or a party to any material options, licenses or agreements of any kind with respect to the patents, trademarks, service

CUSIP No. 87612M108                                     Page 15 of 52 Pages

marks, trade names, copyrights, trade secrets, licenses, proprietary rights and processes of any other person or entity. The Company has not received any communications alleging that the Company has violated or, by conducting its business as now conducted or proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the Company's business as now conducted or proposed to be conducted. To the best of the Company's knowledge, no person or entity is infringing or threatening to infringe the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of the Company. All employees, officers and directors, other than those employees who are not privy to any of the Company's confidential information, are bound by confidentiality and assignment of intellectual property and technology agreements and such agreements and obligations do not confer on any such person any rights of the intellectual property of the Company.

      3.16LABOR MATTERS

     The Company has no collective bargaining agreement with any of its employees and there is no labor union organizing activity pending or threatened with respect to the Company. There are no disputes pending or, to the knowledge of the Company, threatened between the Company, on the one hand, and any of its employees, on the other hand, other than employee grievances arising in the ordinary course of business which would not, individually or in the aggregate, have a Material Adverse Effect.

   4.REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

     Each Investor hereby represents and warrants to the Company, severally and not jointly, that:

      4.1AUTHORIZATION

     All acts and conditions necessary for the authorization, execution, delivery and consummation by the Investor of this Agreement and the transactions contemplated hereby have been, or will prior to the Closing be, taken, performed and obtained. This Agreement constitutes a valid and legally binding obligation of the Investor, enforceable in accordance with its terms, except as (a) such enforceability may be limited by bankruptcy,

CUSIP No. 87612M108                                     Page 16 of 52 Pages

insolvency or similar laws affecting creditors' rights generally and
(b) the availability of equitable remedies may be limited by equitable principles of general applicability. The Investor has full power and authority to execute, deliver and perform its obligations under this Agreement and to own the Securities. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or constitute a violation or default under any provision of the charter or bylaws of the Investor, or of any material agreement, indenture or other instrument to which the Investor is a party, or by which it or its properties or assets are bound, or of any order, judgment or decree against or binding upon such Investor.

      4.2EXEMPTION FROM REGISTRATION

     Except as provided in the Investor Rights Agreement, the Investor has been advised that none of the Securities to be purchased by the Investor hereunder are being registered under the Securities Act, or applicable state or foreign securities laws, but are being offered and sold pursuant to exemptions from such laws. The Investor acknowledges that the Company is relying in part upon the Investor's representations and warranties contained herein for the purpose of qualifying the offer and sale of the Securities proposed to be offered and sold hereunder for applicable exemptions from registration or qualification pursuant to federal or state securities laws, rules and regulations.

      4.3PURCHASE ENTIRELY FOR OWN ACCOUNT

     The Securities to be received by the Investor will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the distribution of any part thereof in a manner contrary to the Securities Act or any applicable federal or state securities law, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in a manner contrary to the Securities Act or any applicable federal or state securities law. The Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the Securities.

      4.4INVESTMENT EXPERIENCE

     The Investor qualifies as an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated by the SEC that meets the requirements of Rule 501(a)(1), (2), (3), or (7) of said Regulation D, and

CUSIP No. 87612M108                                     Page 17 of 52 Pages
acknowledges that an investment in the Securities involves a high degree of risk. The Investor is able to fend for itself in the transactions contemplated by this Agreement, can bear the economic risk of its investment (including possible complete loss of such investment) for an indefinite period of time and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. The Investor has not been organized for the purpose of acquiring the Securities.

      4.5ACCESS TO INFORMATION

     The Investor has been furnished such information as it deems necessary to evaluate an investment in the Securities. The Investor has been given access to sufficient information regarding the Company, including information regarding the current financial condition, results of operations, business, properties and management of the Company and the risks associated therewith and has utilized such access to its satisfaction for the purpose of obtaining information or verifying information. The Investor has either attended or been given reasonable opportunity to attend a meeting with representatives of the Company for the purpose of asking questions of, and receiving answers from, such representatives concerning the terms and conditions of the offering of the Securities and to obtain any additional information, to the extent reasonably available. The foregoing representations in this Section 4.5 shall not be deemed to limit the Company's representations contained in Section 3 of this Agreement.

      4.6RESTRICTED SECURITIES

     The Investor realizes that none of the Securities to be purchased by the Investor hereunder have been registered under the Securities Act and that all of such Securities are characterized under the Securities Act as "restricted securities" and therefore cannot be sold or transferred unless subsequently registered under the Securities Act or an exemption from such registration is available. In this connection, the Investor represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

      4.7RESIDENCY

     The Investor represents that it is a bona fide resident of or is domiciled in the jurisdiction indicated on Exhibit A hereto.

CUSIP No. 87612M108                                     Page 18 of 52 Pages

      4.8LEGENDS

     It is understood that the certificates evidencing the Securities may bear legends in substantially the following form:
The securities evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities laws, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (i) there is an effective registration statement under the Act and applicable state securities laws covering any such transaction involving said securities,
(ii) this corporation receives an opinion of legal counsel for the holder of these securities reasonably satisfactory to this corporation stating that such transaction is exempt from registration or (iii) this corporation otherwise satisfies itself that such transaction is exempt from registration.

   5.CONDITIONS OF INVESTORS' OBLIGATIONS AT THE CLOSING DATE

     The obligations of each Investor under Section 1 hereof are subject to the fulfillment on or before the Closing Date of each of the following conditions, unless waived in writing by the Investor:

      5.1REPRESENTATIONS AND WARRANTIES

     The representations and warranties of the Company contained in
Section 3 hereof shall be true in all material respects on and as of the Closing Date.

      5.2PERFORMANCE

     The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

      5.3EXEMPTION

     The offer and sale of the Shares and Warrants to the Investors pursuant to this Agreement shall be exempt from registration under the Securities Act.

      5.4COMPLIANCE CERTIFICATE

     The Chief Executive Officer or the Chief Financial Officer of the Company shall have delivered to the Investors a certificate stating that the conditions specified in Sections 5.1 and 5.2 hereof have been fulfilled.

CUSIP No. 87612M108                                     Page 19 of 52 Pages

      5.5PROCEEDINGS AND DOCUMENTS

     All corporate and other proceedings in connection with the transactions contemplated at the Closing Date and all documents incident thereto shall be reasonably satisfactory to the Investors and the Investors' legal counsel.

      5.6OPINION OF COMPANY COUNSEL

     Each Investor shall have received from Perkins Coie, legal counsel for the Company, an opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to such Investor.

      5.7NO INJUNCTIONS OR RESTRAINTS

     There shall be no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the offer, sale and purchase of the Shares and Warrants contemplated hereby.

      5.8TENDER OF CONSIDERATION - INVESTOR RIGHTS AGREEMENT

     Each Investor shall have tendered full consideration for all of the Shares being purchased by it hereunder. The Company and the Investors shall have entered into an Investor Rights Agreement in the form attached hereto as Exhibit D.

      5.9LOCK-UP AGREEMENTS

     Immunex Corporation and International Biotechnology Trust plc shall have executed and delivered Lock-Up Agreements substantially in the form attached hereto as Exhibit E.

   6.CONDITIONS OF THE COMPANY'S OBLIGATIONS AT THE CLOSING DATE

     The obligations of the Company under Section 1 hereof are subject to the fulfillment on or before the Closing Date of each of the following conditions, unless waived in writing by the Company:

      6.1REPRESENTATIONS AND WARRANTIES

     The representations and warranties of each Investor contained in
Section 4 hereof shall be true in all material respects on and as of the Closing Date.

CUSIP No. 87612M108                                     Page 20 of 52 Pages

      6.2PERFORMANCE

     Each Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

      6.3EXEMPTION

     The offer and sale of the Shares and Warrants to the Investors pursuant to this Agreement shall be exempt from registration under the Securities Act.

      6.4NO INJUNCTIONS OR RESTRAINTS

     There shall be no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the offer, sale and purchase of the Shares and Warrants contemplated hereby.

   7.COVENANTS

      7.1PUBLICITY

     The Company shall not use or make reference to the name of any Investor or any affiliate of any Investor in any press release or other public document without such Investor's prior consent unless the use or reference to the Investor or affiliate is required by law, in which event the Company will consult with the Investor prior to such publication.

      7.2USE OF PROCEEDS

     The Company shall use the proceeds from the offering and sale of the Shares and the Warrants for working capital and other general corporate purposes.

      7.3NASDAQ LISTING

     The Company shall use its best efforts to cause the Shares and the Warrant Shares to be listed on the Nasdaq Stock Market.

CUSIP No. 87612M108Page 21 of 52 Pages

   8.MISCELLANEOUS

      8.1EXPENSES

     The Company and each Investor shall each bear its own expenses with respect to the transactions contemplated by this Agreement, except that the Company shall reimburse each Investor for all reasonable out-of-pocket legal fees and disbursements incurred with respect thereto. Such reimbursement shall be paid on the Closing Date or on such other date as is requested by an Investor in the event the Closing does not occur.

      8.2ENTIRE AGREEMENT; GOVERNING LAW

     This Agreement and the other documents delivered at the Closing constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersede all prior agreements with respect to the subject matter hereof. This Agreement shall be governed by and construed under the laws of the state of Washington as applied to agreements among Washington residents entered into and to be performed entirely within the state of Washington.

      8.3NOTICE

     Unless otherwise provided, any notice desired or required to be given hereunder shall be in writing given by personal delivery or certified or registered mail, or confirmed facsimile transmission, in any such case addressed or sent: (a) if to the Company, to Targeted Genetics Corporation, 1100 Olive Way, Suite 100, Seattle, WA 98101, Attn:
President, Facsimile: (206) 223-0288, with a copy to Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, WA 98101, Attn: Stephen M. Graham,
Facsimile: (206) 583-8500; (b) if to an Investor, to the address or facsimile number listed on Exhibit A hereto, with a copy to Lapointe Rosenstein, 1250 Rene-Levesque Blvd. W., Suite 1400, Montreal, Quebec H3B 5E9, Attn: Perry Kliot, Facsimile: (514) 925-9001 and a copy to Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, NY 10111, Attn: Charles Uniman; or (c) to such other address or facsimile number as any party shall have previously designated by such a notice. The effective date of any notice or request shall be three days from the date it is sent by the addresser with charges prepaid so long as it is in fact received within five days, or when successful transmission is confirmed if sent by facsimile, or when personally delivered.

CUSIP No. 87612M108                                     Page 22 of 52 Pages

      8.4AMENDMENTS AND WAIVERS

     Any term of this Agreement may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and each Investor.

      8.5COUNTERPARTS

     This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      8.6SUCCESSORS AND ASSIGNS

     Except as otherwise provided herein, the provisions hereof shall inure to the benefit, and be binding upon, the successors and assigns of the parties hereto.

      8.7SEVERABILITY

     If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

               [remainder of page intentionally left blank]

CUSIP No. 87612M108                                     Page 23 of 52 Pages

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

     TARGETED GENETICS CORPORATION



     By /s/ H. Stewart Parker
        __________________________
       Its President and Chief Executive Officer
           _____________________________________

     INVESTORS:

     THE EQUITABLE LIFE ASSURANCE SOCIETY


     By
       __________________________________
       Its
     _______________________________

     GENECHEM TECHNOLOGIES VENTURE
     FUND L.P.


     By
       __________________________________
       Its
     _______________________________

     INTERNATIONAL BIOTECHNOLOGY
     TRUST PLC


     By /s/ Jeremy L. Curnock Cook
        _________________________________
        Its Director
       _____________________________

     SOFINOV SOCIETE FINANCIERE
     D'INNOVATION INC.


     By
       __________________________________
       Its
     _______________________________

CUSIP No. 87612M108                                     Page 24 of 52 Pages

                                 EXHIBIT A
                           SCHEDULE OF INVESTORS


     SHARES
     SUBJECT TO
     NAME, ADDRESS AND FACSIMILE NUMBERSHARESWARRANTS
     __________________________________________________

    The Equitable Life Assurance Society2,000,0001,000,000
City Place House
55 Basinghall Street
London  EC2V 5DR
ENGLAND
Fax:  (171) 796-4824

    GeneChem Technologies Venture Fund L.P.2,000,0001,000,000
Suite 920
1001 De Maisonneuve Blvd. West
Montreal, Quebec  H3A 3C8
CANADA
Fax:  (514) 849-5191

    International Biotechnology Trust plc2,000,0001,000,000
N.M. Rothschild Asset Management, Ltd.
Five Arrows House
St. Swithin's Lane
London  EC4N 8NR
ENGLAND
Fax:  (171) 623-6261

      SOFINOV Societe Financiere2,666,6671,333,333 d'Innovation Inc.
1981 Avenue McGill College
Montreal, Quebec  H3A 3C7
CANADA
Fax:  (514) 847-2628

CUSIP No. 87612M108                                     Page 25 of 52 Pages

                                 EXHIBIT B
                   FORM OF COMMON STOCK PURCHASE WARRANT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE LAWS, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION OR SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND LAWS.

                       TARGETED GENETICS CORPORATION
                       COMMON STOCK PURCHASE WARRANT

     This certifies that for value received,                    , or
                                             ___________________
registered assigns, is entitled, upon the terms and subject to the conditions hereinafter set forth, at any time on or after the date hereof (subject to the provisions of Section 1) and at or prior to 11:59 p.m., Pacific time, on April 17, 2003 (the "Expiration Time"), but not thereafter, to acquire from TARGETED GENETICS CORPORATION, a Washington corporation (the "Company"), in whole or from time to time in part, up to a
maximum of        fully paid and nonassessable shares of Common Stock
           ______
("Warrant Shares") at a purchase price per share (the "Exercise Price") of $2.00. Such number of shares, type of security and Exercise Price are subject to adjustment as provided herein, and all references to "Warrant Shares" and "Exercise Price" herein shall be deemed to include any such adjustment.

   1.EXERCISE OF WARRANT

     Subject to the termination provisions of Section 9 hereof, the purchase rights represented by this Warrant are exercisable by the registered holder hereof, in whole or in part, at any time and from time to time at or prior to the Expiration Time by the surrender of this Warrant and the Notice of Exercise form attached hereto duly executed to the office of the Company at 1100 Olive Way, Suite 100, Seattle, Washington 98101 (or such other office or agency of the Company as it may designate by notice in writing to the registered holder hereof at the address of such holder appearing on the books of the Company), and upon payment of the Exercise Price for the shares thereby purchased (by cash or by check or bank draft payable to the order of the Company or by cancellation of indebtedness of the Company to the holder hereof, if any, at the time of exercise in an amount equal to the purchase price of the shares thereby purchased); whereupon the holder of this Warrant shall be entitled to receive from the Company a stock certificate in proper form representing the number of Warrant Shares so purchased.

CUSIP No. 87612M108                                     Page 26 of 52 Pages

   2.SECURITIES ACT COMPLIANCE

     As a condition of its delivery of the certificates for the Warrant Shares, the Company may require the registered holder hereof (or the transferee, if any, of the Warrant Shares in whose name the Warrant Shares are to be registered) to deliver to the Company, in writing, representations regarding the purchaser's sophistication, investment intent, acquisition for its own account and such other matters as are reasonable and customary for purchasers of securities in an unregistered private offering and the Company may place conspicuously upon each certificate representing Warrant Shares a legend substantially in the following form, the terms of which are agreed to by the registered holder hereof (including any transferee of this Warrant or the Warrant Shares):

     THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (I) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, (II) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THIS CORPORATION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (III) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.

   3.ISSUANCE OF SHARES; NO FRACTIONAL SHARES OR SCRIP

     Certificates for shares purchased hereunder shall be delivered to the holder hereof within a reasonable time after the date on which this Warrant shall have been exercised in accordance with the terms hereof. The Company agrees that the shares so issued shall be, and be deemed to be, issued to such holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been exercised in accordance with the terms hereof. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon the exercise of this Warrant, the Company shall pay in cash or check to the holder of this Warrant an amount equal to such fraction multiplied by the difference between (a) the closing sale price, as of the date immediately preceding the date of exercise of this Warrant, of one share of the Company's Common Stock as reported on the Nasdaq Stock Market and (b) the Exercise Price.

CUSIP No. 87612M108                                     Page 27 of 52 Pages

   4.CHARGES, TAXES AND EXPENSES

     Issuance of certificates for Warrant Shares upon the exercise of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant; PROVIDED, HOWEVER, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the holder hereof.

   5.NO RIGHTS AS SHAREHOLDER

     This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof.

   6.EXCHANGE AND REGISTRY OF WARRANT

     This Warrant is exchangeable, upon the surrender hereof by the registered holder at the above-mentioned office or agency of the Company, for a new Warrant of like tenor and dated as of such exchange. The Company shall maintain at the above-mentioned office or agency a registry showing the name and address of the registered holder of this Warrant. This Warrant may be surrendered for exchange, transfer or exercise, in accordance with its terms and subject to compliance with applicable laws, at such office or agency of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

   7.LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT

     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) upon receipt of indemnity or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will make and deliver a new warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

CUSIP No. 87612M108                                     Page 28 of 52 Pages

   8.SATURDAYS, SUNDAYS AND HOLIDAYS

     If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a legal holiday.

   9.MERGER, SALE OF ASSETS, ETC.

     If at any time the Company merges or consolidates with or into any other corporation, effects any reorganization, or sells or conveys all or substantially all of its assets to any other entity, in a transaction in which the shareholders of the Company immediately before the transaction own immediately after the transaction less than a majority of the outstanding voting securities of the entity (or its parent) succeeding to the business of the Company (each such transaction, a "corporate transaction"), then this Warrant shall thereafter entitle the holder to acquire such number and kind of securities as would have been issuable in respect of the Warrant Shares (or other securities which were subject to the purchase rights under this Warrant immediately prior to such corporate transaction) as a result of such corporate transaction if this Warrant had been exercised in full for cash immediately prior to such corporate transaction. The Exercise Price hereunder shall be adjusted if and to the extent necessary to reflect such change. In addition, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interest of the holder of this Warrant after the corporate transaction to the end that the provisions of this Warrant shall be applicable after such corporate transaction, as near as reasonably may be.

  10.RECLASSIFICATION, CONVERSION, ETC.

     If the Company at any time shall, by reclassification of securities or otherwise, change the Warrant Shares into the same or a different number of securities of any class or classes, this Warrant shall thereafter entitle the holder to acquire such number and kind of securities as would have been issuable in respect of the Warrant Shares (or other securities which were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change) as a result of such change if this Warrant had been exercised in full for cash immediately prior to such change. The Exercise Price hereunder shall be adjusted if and to the extent necessary to reflect such change. If the Warrant Shares or other securities issuable upon exercise hereof are subdivided or combined into a greater or smaller number of shares of such security, the number of shares issuable hereunder shall be proportionately increased or decreased, as the

CUSIP No. 87612M108                                     Page 29 of 52 Pages

case may be, and the Exercise Price shall be proportionately decreased or increased, as the case may be, in both cases according to the ratio which the total number of shares of such security to be outstanding immediately after such event bears to the total number of shares of such security outstanding immediately prior to such event. The Company shall give the holder prompt written notice of any change in the type of securities issuable hereunder, any adjustment of the Exercise Price for the securities issuable hereunder, and any increase or decrease in the number of shares issuable hereunder.

  11.REGISTRATION RIGHTS

     The Warrant Shares issuable upon exercise or conversion of this Warrant shall be entitled to the registration rights set forth in that certain Investor Rights Agreement, dated as of April 17, 1998, between the Company and the parties listed on Schedule A thereto.

  12.REPRESENTATIONS AND WARRANTIES

     The Company hereby represents, warrants and covenants to the holder hereof that:

      (a)during the period this Warrant is outstanding, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Warrant Shares upon the exercise of this Warrant;

      (b)the issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue, or cause to be issued, the necessary certificates for the Warrant Shares issuable upon exercise of this Warrant;

      (c)the Company has all requisite legal and corporate power to execute and deliver this Warrant, to sell and issue the Warrant Shares hereunder and perform its obligations under the terms of this Warrant; and

      (d)the Warrant Shares, when issued in compliance with the provisions of this Warrant and the Company's Restated Articles of Incorporation and Amended and Restated Bylaws, will be validly issued, fully paid and nonassessable, and free of any liens or encumbrances (other than liens or encumbrances created by or imposed upon the holder of the Warrant Shares), and will be issued in compliance with all applicable federal and state securities laws.

  14.COOPERATION

     The Company will not, by amendment of its Restated Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of

CUSIP No. 87612M108                                     Page 30 of 52 Pages

any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such reasonable action as may be necessary or appropriate in order to protect the rights of the holder of the Warrant against material impairment.

  15.GOVERNING LAW

     This Warrant shall be governed by and construed in accordance with the laws of the state of Washington.

CUSIP No. 87612M108                                     Page 31 of 52 Pages

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer.

Dated:  April 17, 1998

     TARGETED GENETICS CORPORATION


     By /s/ H. Stewart Parker
        _________________________
     Title President and
     Chief Executive Officer

ACCEPTED:  April 17, 1998

INTERNATIONAL BIOTECHNOLOGY TRUST PLC

By /s/ Jeremy L. Curnock Cook


    [Name of Holder]
    Director

CUSIP No. 87612M108                                     Page 32 of 52 Pages

                            NOTICE OF EXERCISE

  To:Targeted Genetics Corporation

      (1)The undersigned hereby elects to purchase            shares of
       __________
Common Stock of Targeted Genetics Corporation pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price in full, together with all applicable transfer taxes, if any.

      (2)Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:


     ________________________________
        (Name)

     ________________________________
       (Address)

      (3)The undersigned represents that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.


 _________________________________________________________________________
      (Date)(Signature)

CUSIP No. 87612M108                                     Page 33 of 52 Pages

                              ASSIGNMENT FORM

  (To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)



     FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to


___________________________________________________________________________
                              (Please Print)


whose address is
                 __________________________________________________________
                              (Please Print)

     Dated:

     Holder's Signature:

     Holder's Address:


Guaranteed Signature:
                     ______________________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

CUSIP No. 87612M108                                     Page 34 of 52 Pages

                                 EXHIBIT C
                          SCHEDULE OF EXCEPTIONS

     This Schedule of Exceptions, dated April 15, 1998, is made and given, pursuant to the Common Stock and Warrant Purchase Agreement, dated as of April 15, 1998 (the "Agreement") by and among Targeted Genetics Corporation (the "Company") and the purchasers of the Company's Common Stock, to the Investors named on Exhibit A to the Agreement. Any matter set forth herein as an exception to one section or paragraph of the Agreement shall be deemed to constitute an exception to all other applicable sections and paragraphs of the Agreement. Capitalized terms used but not otherwise defined herein have the respective meanings assigned to such terms in the Agreement.

SECTION 3.2

     Pursuant to the Agreement and Plan of Merger, dated as of April 16, 1996, among the Company, TGC Acquisition Corporation and RGene Therapeutics, Inc. ("RGene"), the Company may be required to issue (at market price at the time of issuance) to the former shareholders of RGene up to $2 million of Common Stock, $1 million of which would be issued upon the start of Phase II clinical trials of the Company's tgDCC-E1A product in the United States and the other $1 million of which would be issued upon the start of such Phase II clinical trials in Europe, but in each such case only if such trials start on or before December 31, 1998.

CUSIP No. 87612M108                                     Page 35 of 52 Pages

                                                                  EXHIBIT B
                                                                  _________

                         INVESTOR RIGHTS AGREEMENT

     INVESTOR RIGHTS AGREEMENT, dated as of April 17, 1998, by and among TARGETED GENETICS CORPORATION, a Washington corporation (the "Company"), and the parties listed on Schedule A hereto, as at any time amended (the "Investors").

                                 RECITALS

      A.Pursuant to a Common Stock and Warrant Purchase Agreement, dated as of April 17, 1998 (the "Purchase Agreement"), the Company has agreed to issue and sell shares of its common stock, par value $.01 per share (the "Common Stock"), and warrants to purchase shares of its Common Stock to The Equitable Life Assurance Society, GeneChem Technologies Venture Fund, L.P., International Biotechnology Trust plc and SOFINOV Societe Financiere d'Innovation Inc. (collectively, the "Initial Investors").

      B.The execution of this Agreement by the parties hereto is a condition to the obligation of each Investor to purchase the Common Stock and warrants.

      C.The Company and the Investors desire to enter into this Agreement to facilitate the purchase and sale of the Common Stock and warrants.

                                 AGREEMENT

      1.CERTAIN DEFINITIONS

     As used in this Agreement, the following terms not otherwise defined in this Agreement shall have the following respective meanings:

     "CLOSING DATE" shall mean the date of closing of the issuance and sale of the Shares and Warrants from the Company to the Investors as provided in the Purchase Agreement.

     "COMMISSION" shall mean the United States Securities and Exchange
Commission.

     "FIRST SHELF Period" shall mean the period commencing on the date of effectiveness of the registration statement filed in accordance with
Section 2 hereof and ending on the date two years from the Closing Date.

CUSIP No. 87612M108                                     Page 36 of 52 Pages

     "The terms "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement with the Commission in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of the effectiveness of such registration statement.

     "REGISTRABLE SECURITIES" shall mean the Shares and the Warrant Shares; provided, however, that Shares or Warrant Shares shall cease to be treated as Registrable Securities at such time as they (i) have been sold pursuant to an effective registration statement under the Securities Act or (ii) have otherwise been sold or transferred to or through a broker, dealer or underwriter in a public distribution or a public securities transaction.

     "REGISTRATION EXPENSES" shall mean all expenses, except as stated in the definition of Selling Expenses, incurred by the Company in complying with this Agreement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company and of one special counsel to the Investors per registration statement, and blue sky fees and expenses.

     "SECOND SHELF PERIOD" shall mean the period commencing on the date two years from the Closing Date and ending on the date seven years from the Closing Date.

     "SELLING EXPENSES" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Registrable Securities by the Investors.

     "SHARES" shall mean the shares of Common Stock to be issued and sold by the Company to the Investors in accordance with the Purchase Agreement.

     "WARRANT SHARES" shall mean the shares of Common Stock issuable upon exercise of the Warrants.

     "WARRANTS" shall mean the warrants to purchase shares of Common Stock to be issued by the Company to the Investors in accordance with the Purchase Agreement.

CUSIP No. 87612M108                                     Page 37 of 52 Pages

      2.FIRST SHELF REGISTRATION

     On or before the date 15 days after the Closing Date, the Company shall file a registration statement with the Commission with respect to the registration of all the Registrable Securities held by the Investors and shall use its best efforts to have such registration statement declared effective within 90 days of the Closing Date or as soon as practicable thereafter. After the effective date of such registration statement, the Company shall use its best efforts to maintain the registration effective for the period that ends upon the earliest of (i) the expiration of the First Shelf Period, (ii) the time at which all Shares and Warrant Shares (excluding any Shares or Warrant Shares that cease to be Registrable Securities) have been sold or distributed pursuant to such registration statement or (iii) the date after which all Shares and Warrant Shares (excluding any Shares or Warrant Shares that cease to be Registrable Securities) may be sold without registration in reliance on Rule 144(k) under the Securities Act (such period, the "First Selling Period").
Without intending in any manner to diminish the obligations of the Company under Section 6(b), if at any time during the First Shelf Period the Company notifies the Investors that there exists or may exist material nonpublic information which must be disclosed in order for the registration statement not to be false or misleading, then the Company may require that no sales may be made under the registration statement until such time as disclosure is made or the Company determines that disclosure is not necessary; provided, however, that the aggregate period of time during which sales may not be made as a result of the Company's exercise of the foregoing right shall not exceed 120 days during the First Shelf Period. The Company shall use its best efforts to cause any required disclosure to be made as soon as practicable.

      3.SECOND SHELF REGISTRATION

     The Company will have the option, in its sole discretion, to extend the effectiveness of the registration statement filed in accordance with
Section 2 hereof, or to file a new registration statement with respect to all the Registrable Securities held by Investors which shall be declared effective, for a period that begins on the date two years from the Closing Date and ends on the earliest of (i) the expiration of the Second Shelf Period, (ii) the time at which all Registrable Securities have been sold or distributed pursuant to such registration statement or (iii) the date after which all Registrable Securities may be sold without registration in reliance on Rule 144(k) under the Securities Act (such period, the "Second Selling Period"). Without intending in any manner to diminish the obligations of the Company under Section 6(b), if at any time during the Second Shelf Period the Company notifies the Investors that there exists or may exist material nonpublic information which must be disclosed in order for the registration statement not to be false or misleading, then the

CUSIP No. 87612M108                                     Page 38 of 52 Pages

Company may require that no sales may be made under the registration statement until such time as disclosure is made or the Company determines that disclosure is not necessary; provided, however, that the aggregate period of time during which sales may not be made as a result of the Company's exercise of the foregoing right shall not exceed 60 days in any calendar year. The Company shall use its best efforts to cause any required disclosure to be made as soon as practicable.

      4.ADDITIONAL REGISTRATION RIGHTS

     If, but only if, the Company fails or does not elect to maintain the existing registration statement and the Company fails or does not elect to file and maintain a new registration statement in accordance with and for the time period described in Section 3 hereof, the Investors shall have the registration rights provided in this Section 4; provided, however, that the Company will have no obligation hereunder if the First Selling Period expires prior to the date two years from the Closing Date.

      4.1DEMAND RIGHTS

     If at any time during the Second Selling Period the Company receives from any Investor a written request that the Company effect a registration with respect to Registrable Securities owned by such Investor, the Company shall file within 15 days of receipt of such request a registration statement covering the Registrable Securities so requested to be registered and, as soon as practicable, effect such registration so as to permit or facilitate the sale and distribution of all or such portion of such Investor's Registrable Securities as are specified in such request; provided, however, that the Company shall not be obligated to effect any such registration pursuant to this Section 4.1 if (i) the Investor proposes to sell Registrable Securities at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $500,000, (ii) the Company shall furnish to the Investor a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration to be effected at such time, in which event the Company will have the right to defer the filing of the registration statement for a period of not more than 60 days after receipt of the request of the Investor under this Section 4.1 (provided that with respect to any individual Investor the Company shall not exercise this right more than once in any calendar year), (iii) the Investor has previously requested three such registrations pursuant to this Section 4.1 or (iv) the Company has, within the 12-month period preceding the date of such request, already effected one such registration for the Investor pursuant to this Section 4.1. For the purposes of clauses (iii) and (iv) of the foregoing proviso, each Initial Investor and all assignees of such Initial Investor's registration rights under this Agreement shall be

CUSIP No. 87612M108                                     Page 39 of 52 Pages

considered one Investor. The Company shall use best efforts to cause any registration statement filed pursuant to this Section 4.1 to remain effective for 180 days or such shorter period of time as is required to effect the sale of all Registrable Securities registered pursuant to such registration statement.

      4.2PIGGYBACK RIGHTS

      (a)If (but without any obligation to do so) the Company proposes to register any of its Common Stock under the Securities Act in connection with the public offering of such stock solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), either for its own account or for the account of Investors exercising demand registration rights pursuant to Section 4.1 hereof, the Company shall, at each such time, promptly give each Investor written notice of such registration. Upon the written request of an Investor given within five days after mailing of such notice by the Company, the Company shall, subject to the provisions of Section 4.2(b), use reasonable efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Investor has requested to be registered. In the event that the Company decides for any reason not to complete the registration of shares of Common Stock other than the Registrable Securities, the Company shall have no obligation under this Section 4.2 to continue with the registration of the Registrable Securities. Any request pursuant to this Section 4.2(a) to register Registrable Securities as part of an underwritten public offering of Common Stock shall specify that such Registrable Securities are to be included in the underwriting on the same terms and conditions as the shares of Common Stock otherwise being sold through underwriters under such registration.

      (b)The Company shall not be required under this Section 4.2 to include any Investor's Registrable Securities in an underwritten offering of the Company's securities unless such Investor accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it. If the underwriters advise the Company that marketing factors require a limitation on the number of shares, including Registrable Securities, to be included in such offering, then the Company shall so advise all Investors of Registrable Securities that would otherwise have been underwritten pursuant to this Section 4.2, and the number of shares, including Registrable Securities, that may be included in the registration shall be apportioned first to the Company, then pro rata among the selling Investors and any other selling shareholders according to the total amount of Registrable Securities or other securities requested to be sold in such

CUSIP No. 87612M108                                     Page 40 of 52 Pages

registration by such selling shareholders (including the selling Investors), or in such other proportions as shall mutually be agreed to by such selling shareholders (including the selling Investors), provided that in no event shall the amount of Registrable Securities be reduced if any securities are to be included in such underwriting for the account of any person or entity other than the Company.

      5.EXPENSES OF REGISTRATION

     All Registration Expenses shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered on behalf of each Investor shall be borne by such Investor on the basis of the number of shares of Common Stock registered and sold.

      6.OBLIGATIONS OF THE COMPANY

     Whenever required under Section 2, 3 or 4 hereof to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

      (a)Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use best efforts to cause such registration statement to become and remain effective at the times and for the periods provided in this Agreement.

      (b)Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

      (c)Furnish to the Investors such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of all securities covered by such registration statement.

      (d)Use reasonable efforts to register and qualify the securities covered by such registration statement under such state securities or blue sky laws as shall be reasonably requested by the Investors, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states.

CUSIP No. 87612M108                                     Page 41 of 52 Pages

      (e)In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Investor participating in such registration shall also enter into and perform its obligations under such an agreement.

      (f)Notify each Investor of Registrable Securities covered by such registration statement, during the time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of any selling Investor, promptly furnish to all the selling Investors a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the selling Investors, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

      7.INFORMATION BY INVESTORS

     Each Investor shall furnish to the Company such information regarding itself, the Registrable Securities it holds and the distribution proposed by it as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

      8.INDEMNIFICATION AND CONTRIBUTION

      (a)INDEMNIFICATION BY THE COMPANY. Upon the registration of Registrable Securities, the Company shall indemnify and hold harmless the Investors and each underwriter, selling agent or other securities professional, if any, that facilitates the disposition of such Shares, and each of their respective officers and directors and each person who controls the Investors, underwriter, selling agent or other securities professional within the meaning of Section 15 of the Securities Act or
Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), against any losses, claims, damages or liabilities, joint or several, to which the Investors or such other persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material

CUSIP No. 87612M108                                     Page 42 of 52 Pages

fact contained in any registration statement under which the Registrable Securities are to be registered under the Securities Act, or any prospectus contained therein or furnished by the Company to the Investors or other such person, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company hereby agrees to reimburse the Investors or other person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to the Investors or other person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or prospectus, or amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by the Investors or such other person expressly for use therein.

      (b)INDEMNIFICATION BY THE INVESTORS. Each Investor agrees, as a consequence of the inclusion of the Investor in such registration, and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of such Registrable Securities shall agree, as a consequence of facilitating such disposition of Registrable Securities, severally and not jointly, to (i) indemnify and hold harmless the Company, its directors, officers who sign any registration statement with respect to the Registrable Securities and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or
Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such registration statement or prospectus, or any amendment or supplement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Investor, underwriter, selling agent or other securities professional expressly for use therein, and (ii) reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

      (c)NOTICES OF CLAIMS, ETC.  Promptly after receipt by an indemnified

CUSIP No. 87612M108                                     Page 43 of 52 Pages

party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify such indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under this
Section 8. In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party under this Section 8 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation, unless representation of such indemnifying party and such indemnified party by the same counsel would be inappropriate due to actual or potential conflicting interests between such parties. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

      (d)CONTRIBUTION.  If the indemnification provided for in this
Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or

CUSIP No. 87612M108                                     Page 44 of 52 Pages

alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Investors or any underwriters, selling agents or other securities professionals or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations re-

ferred to in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Investors and any underwriters, selling agents or other securities professionals in this Section 8(d) to contribute shall be several in proportion to the number of shares of Common Stock registered, underwritten, or sold as the case may be, by them and not joint.

      (e)Notwithstanding any other provision of this Section 8, in no event will (i) any Investor be required to undertake liability to any person under this Section 8 for any amounts in excess of the dollar amount of the proceeds to be received by the Investor from the sale of the Investor's Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any registration statement under which such Registrable Securities are to be registered under the Securities Act and (ii) any underwriter, selling agent or other securities professional be required to undertake liability to any person hereunder for any amounts in excess of the discount, commission or other compensation payable to such underwriter, selling agent or other securities professional with respect to the Registrable Securities underwritten or sold by it.

      (f)The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have to the Investor, underwriter, selling agent or other securities professional within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the obligations of the Investor or other such person under this Section 8 shall be in addition to any liability which the Investor or other person may otherwise have to the Company, its directors, officers who sign any registration statement with respect to the Registrable Securities and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20

CUSIP No. 87612M108                                     Page 45 of 52 Pages

of the Exchange Act. The remedies provided in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

      9.DELAY OF REGISTRATION

     No Investor shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

      10.ASSIGNMENT OF REGISTRATION RIGHTS

     The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by an Investor to a transferee or assignee of such securities who shall, upon such transfer or assignment, be deemed an "Investor" under this Agreement; provided, however, that the Company is, within a reasonable period of time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and such transferee or assignee assumes the transferor's or assignor's obligations under this Agreement; provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and that such transferee or assignee is either (a) a partner or retired partner of any Investor that is a partnership, (b) a member of the immediate family or a trust for the benefit of any Investor that is an individual, (c) an entity controlling, controlled by or under common control with any Investor that is not an individual, or a limited partner, general partner or other affiliate of an Investor, (d) a constituent member of any Investor that is a limited liability company or (e) a transferee of at least 500,000 shares of Common Stock (as adjusted for stock splits, stock dividends, stock consolidations and the like).

      11."MARKET STAND-OFF" AGREEMENT

     The Investors hereby agree that they shall not, to the extent requested by the Company and an underwriter of Common Stock (or other securities) of the Company, sell or otherwise transfer or dispose (other than to donees who agree to be similarly bound) of any Registrable Securities for 90 days following the effective date of any registration statement filed under the Securities Act in connection with an underwritten public offering for the account of the Company; provided, however, that all officers and directors of the Company (whether or not pursuant to this Agreement) enter into similar agreements; provided, further, that the

CUSIP No. 87612M108                                     Page 46 of 52 Pages

foregoing provision shall not limit an Investor's right to participate in such underwritten public offering in accordance with Section 4.2 hereof.

     In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of the Investors (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

     If as a result of the foregoing provisions of this Section 11 an Investor is unable to sell any Registrable Securities proposed to be registered pursuant to a registration statement previously filed in accordance with Section 4.1 hereof, such registration is terminated prior to the 60th day following the date on which such previously filed registration statement initially became effective, and such Investor is not permitted to sell such Registrable Securities in the Company's underwritten public offering, then the registration statement previously filed in accordance with Section 4.1 hereof shall not be counted as a registration for the purposes of clauses (iii) and (iv) of Section 4.1 hereof.

      12.TERMINATION OF REGISTRATION RIGHTS

     The registration rights granted pursuant to this Agreement shall terminate as to all Investors on the seventh anniversary of the Closing Date. In addition, such rights shall terminate as to any Investor when all Registrable Securities of such Investor have been sold or distributed or when all Registrable Securities of such Investor may be sold without registration in reliance on Rule 144(k) under the Securities Act.

      13.BOARD REPRESENTATION AND VISITATION RIGHTS

      (a)GeneChem Management Inc. and SOFINOV Societe Financiere d'Innovation Inc. (together, the "Designating Investors") will have the right to designate one representative to the Company's Board of Directors (such designee, the "Investor Designee"); provided, however, that the Nominating Committee of the Company's Board of Directors may select, in its sole discretion, an Investor Designee if the Designating Investors are unable to agree upon such designee (i) in the case of an Investor Designee to be elected at an annual meeting of the Company's shareholders, by January 31 in the year of such meeting or (ii) in the case of an Investor Designee to be appointed to fill a vacancy resulting from the resignation, death or removal of the preceding Investor Designee, within 30 days following such resignation, death or removal. The Company shall use its best efforts to nominate for election by its shareholders, to cause the election of and thereafter to maintain in office the Investor Designee; provided, however, that the foregoing shall not preclude the removal from the Board of Directors of any Investor Designee to the extent required by

CUSIP No. 87612M108                                     Page 47 of 52 Pages

applicable law or the Company's charter or bylaws. The initial Investor Designee will be a representative of GeneChem Management Inc. and will be appointed to the Company's Board of Directors following the Company's 1998 annual meeting of shareholders.

      (b)Whichever of the Designating Investors does not have a representative on the Company's Board of Directors will have the right to designate a representative to attend all meetings of the Board of Directors in a nonvoting observer capacity (provided that such representative executes a confidentiality agreement reasonably satisfactory to the Company) and, in this respect, the Company shall provide such representative with copies of all notices, minutes, consents and other material that it provides to its directors for all the meetings of the Board of Directors. Notwithstanding the foregoing, if the Company's Board of Directors determines that the participation of such representative as to any particular matter, whether due to a conflict of interest, a disclosure of privileged information or otherwise, would be detrimental to the best interests of the Company, then such representative shall be excluded from receiving Board information or participating in the discussion by the Board of Directors of such matter.

      (c)The provisions of this Section 13 will terminate as to either Designating Investor as of the date on which such Designating Investor (together with any person controlling, controlled by or under common control with such Designating Investor) no longer holds at least 1,000,000 shares of Common Stock (as adjusted for stock splits, stock dividends, stock consolidations and the like); such provisions shall not otherwise terminate.

      14.INFORMATION RIGHTS

     The Company will deliver to such Investor each annual and quarterly financial statements and other public information as is reasonably requested by such Investor.

      15.NOTICES

     Unless otherwise provided, any notice desired or required to be given hereunder shall be in writing given by personal delivery or certified or registered mail, or confirmed facsimile transmission, in any such case addressed or sent: (a) if to the Company, to Targeted Genetics Corporation, 1100 Olive Way, Suite 100, Seattle, WA 98101, Attn:
President, Facsimile: (206) 223-0288, with a copy to Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, WA 98101, Attn: Stephen M. Graham,
Facsimile: (206) 583-8500; (b) if to an Investor, to the address or facsimile number listed on Exhibit A hereto, with a copy to Lapointe

CUSIP No. 87612M108                                     Page 48 of 52 Pages

Rosenstein, 1250 Rene-Levesque Blvd. W., Suite 1400, Montreal, Quebec H3B 5E9, Attn: Perry Kliot, Facsimile: (514) 925-9001 and a copy to Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, NY 10111, Attn: Charles Uniman; or (c) to such other address or facsimile number as any party shall have previously designated by such a notice. The effective date of any notice or request shall be three days from the date it is sent by the addresser with charges prepaid so long as it is in fact received within five days, or when successful transmission is confirmed if sent by facsimile, or when personally delivered.

      16.AMENDMENTS AND WAIVERS

     Any term of this Agreement may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of 75% of the Registrable Securities outstanding; provided any adverse effect on any Investor affects all Investor equally.

      17.SEVERABILITY

     If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

      18.ENTIRE AGREEMENT; GOVERNING LAW

     This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements with respect to the subject matter hereof. This Agreement shall be governed by and construed under the laws of the State of Washington as applied to agreements among Washington residents entered into and to be performed entirely within the State of Washington.

      19.COUNTERPARTS

     This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

               [remainder of page intentionally left blank]

CUSIP No. 87612M108                                     Page 49 of 52 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

     TARGETED GENETICS CORPORATION


       By/s/ H. Stewart Parker
     ________________________

     H. Stewart Parker
     President and Chief
     Executive Officer


     INVESTORS:

     THE EQUITABLE LIFE ASSURANCE SOCIETY


     By
       __________________________________
     Its
        _________________________________

     GENECHEM TECHNOLOGIES VENTURE FUND L.P.


     By
       __________________________________
     Its
        _________________________________


     INTERNATIONAL BIOTECHNOLOGY TRUST PLC


     By   /s/ Jeremy L. Curnock Cook
     _______________________________
     Its Director
     _______________________________

     SOFINOV SOCIETE FINANCIERE
     D'INNOVATION INC.


     By
       __________________________________
     Its
        _________________________________

CUSIP No. 87612M108                                     Page 50 of 52 Pages

                                 EXHIBIT A
                           SCHEDULE OF INVESTORS


     SHARES
     SUBJECT TO
      NAME, ADDRESS AND FACSIMILE NUMBERSHARESWARRANTS
     __________________________________________________

    The Equitable Life Assurance Society2,000,0001,000,000
City Place House
55 Basinghall Street
London  EC2V 5DR
ENGLAND
Fax:  (171) 796-4824

    GeneChem Technologies Venture Fund L.P.2,000,0001,000,000
Suite 920
1001 De Maisonneuve Blvd. West
Montreal, Quebec  H3A 3C8
CANADA
Fax:  (514) 849-5191

    International Biotechnology Trust plc2,000,0001,000,000
N.M. Rothschild Asset Management, Ltd.
Five Arrows House
St. Swithin's Lane
London  EC4N 8NR
ENGLAND
Fax:  (171) 623-6261

      SOFINOV Societe Financiere2,666,6671,333,333 d'Innovation Inc.
1981 Avenue McGill College
Montreal, Quebec  H3A 3C7
CANADA
Fax:  (514) 847-2628

CUSIP No. 87612M108                                     Page 51 of 52 Pages

                                                                  EXHIBIT C
      _________


                       TARGETED GENETICS CORPORATION

                              LOCK-UP LETTER

                              April   , 1998
                                    __



GeneChem Technologies Venture Fund L.P.
c/o GeneChem Management Inc.
1001 De Maisonneuve Blvd. West, Suite 920
Montreal, Quebec H3A 3C8

Dear Sirs:

     The undersigned understands that you and certain other investors (the "Investors") propose to enter into a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") providing for the purchase by the Investors of shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Targeted Genetics Corporation (the "Company") and warrants (the "Warrants") to purchase shares of Common Stock (the "Warrant Shares") from the Company and that, following the purchase of the Shares and Warrants, the Company will file a shelf registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") for the registration of the transfer of the Shares and Warrant Shares by the Investors.

     In consideration of the purchase of the Shares and Warrants by the Investors, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, without the prior written consent of GeneChem Technologies Venture Fund L.P., the undersigned will not, directly or indirectly, sell, offer to sell, solicit an offer to buy, contract to sell (including, without limitation, any short sale), grant any option to purchase or right to acquire, acquire any option to dispose of, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the closing date for the purchase of the Shares and Warrants, except pursuant to the Registration Statement.

     The undersigned agrees that the provisions of this letter agreement shall also be binding upon the successors, assigns, heirs and personal representatives of the undersigned.

CUSIP No. 87612M108                                     Page 52 of 52 Pages

     In furtherance of the foregoing, the Company and ChaseMellon
Shareholder Services, L.L.C., its Transfer Agent, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

     It is understood that, if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for the delivery of the Shares, you will release us from our obligations under this letter agreement. It is understood that our obligations under this letter agreement are subject to the condition that Immunex Corporation ("Immunex") shall have executed and delivered to you, not later than the date hereof, a letter agreement in form and substance substantially the same as this letter agreement and pursuant to which Immunex, and its successors and assigns, shall be similarly bound with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

   Number of Shares of CommonVery truly yours, Stock owned by the undersigned:

                       SharesInternational Biotechnology Trust
___________________

     _________________________________
     By:
        ______________________________
     Its:
         _____________________________

     [THE COMPANY REQUESTS THAT THIS LOCK-UP AGREEMENT BE COMPLETED AND DELIVERED BY FACSIMILE AS SOON AS POSSIBLE TO THE COMPANY'S COUNSEL, STEPHEN M. GRAHAM, PERKINS COIE, 1201 THIRD AVENUE, 40TH FLOOR, SEATTLE, WASHINGTON 98101, FACSIMILE: (206) 583-8500, WITH THE ORIGINAL FORWARDED BY REGULAR MAIL TO THE FOREGOING ADDRESS.]